GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

22 February 2007

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH, D.C. 186 SECTION

07021508

Dear Sirs,

New

GKN plc

SUPPL

- **Notification of major interests in shares**

For your information I enclose a copy of the above announcement which was released yesterday.

Yours faithfully,

S. De Ritter

Sandie De Ritter

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

Enc

dw 3/6

Regulatory Announcement

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Company	GKN PLC
TIDM	GKN
Headline	Holding(s) in Company
Released	17:36 21-Feb-07
Number	PRNUK-2102

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

GKN plc

2. Reason for the notification: (please state Yes/No):

An acquisition or disposal of voting rights:

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights:

Other (please specify): Yes - First notification under the Disclosure and Transparency Rules

3. Full name of person(s) subject to the notification obligation (iii):

Legal & General Group plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv): n/a

5. Date of the transaction and date on which the threshold is crossed or reached (v):

n/a

6. Date on which issuer notified:

20/02/2007

7. Threshold(s) that is/are crossed or reached:

Above 3% (L&G)

8. Notified details:

EXEMPTION NO. 82 - 5204

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation Previous to the Triggering Transaction		Resulting situation after the triggering transaction (vii)				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ord GBP 0.50	28,322,707	28,322,707	23,065,565	23,065,565		3.28%	
	Under S.198 as at 09/09/05						

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period / Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
23,065,565	3.28%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (23,065,565-3.28% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

EXEMPTION NO. 82 - 5204

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

GKN plc received this notification from Legal & General Group Plc and is disclosing this information in accordance with DTR 5.8.12.

(The information, including that under Section 9, is replicated exactly as received by GKN plc from Legal & General Group plc.)

14. Contact name: Chris Winters, Senior Secretarial Assistant, GKN plc

15. Contact telephone number: 01527 533383

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